UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
KINGS ROAD ENTERTAINMENT, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
496162 20 7
(CUSIP Number)
Bekim Zemoski Weiheimer Str. 15c D-82319 Starnberg Germany +49 8151 973470
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 12, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 496162 20 7

	(1) Names of reporting persons. Bekim Zemoski I.R.S. Identification Nos. of above persons (entities only)
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☑ (b) ☐
	(3) SEC use only
	(4) Source of funds (see instructions) AF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization Germany
Number of Shares Bene- ficially Owned by Each Reporting Person With	(7) Sole Voting Power	9,300,000
	(8) Shared Voting Power	9,300,000
	(9) Sole Dispositive Power	9,300,000
	(10) Shared Dispositive Power	9,300,000
	(11) Aggregate Amount Beneficially Owned by Each Reporting Person	9,300,000
	(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	(13) Percent of Class Represented by Amount in Row (11)	29.70%
	(14) Type of Reporting Person (See Instructions)	IN

	CUSIP No. 496162 20 7

	(1) Names of reporting persons. DE-INVEST DOOEL I.R.S. Identification Nos. of above persons (entities only)
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☑
	(3) SEC use only
	(4) Source of funds (see instructions) AF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization Germany
Number of Shares Bene- ficially Owned by Each Reporting Person With	(7) Sole Voting Power	8,650,000
	(8) Shared Voting Power	8,650,000
	(9) Sole Dispositive Power	8,650,000
	(10) Shared Dispositive Power	8,650,000
	(11) Aggregate Amount Beneficially Owned by Each Reporting Person	8,650,000
	(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	(13) Percent of Class Represented by Amount in Row (11)	27.62%
	(14) Type of Reporting Person (See Instructions)	OO

Item 1. Security and Issuer

This statement relates to common stock of Kings Road Entertainment, Inc. (“Kings Road”).  The principal executive offices of the Kings Road are located at 468 North Camden Drive, Beverly Hills, California  90210.

Item 2. Identity and Background

(1)	(a)	Bekim Zemoski.

(b)	Weilheimer Str. 15c
D-82319 Starnberg, Germany

(c)	Mr. Bekim Zemoski is an international business consultant.

(d)	Mr. Zemoski has not, during the last five years, been convicted in a criminal proceeding.

(e)
Mr. Zemoski has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

(f)	Germany.

(2)
DE-INVEST DOOEL (“DE-INVEST”) is a Macedonian limited liability company located at Bulevar Turisticka 104/I in 6000 Ohrid, Macedonia.  DE-INVEST is owned and managed by Mr. Zemoski.  The principal business of DE-INVEST is to provide management consulting services, specializing in sourcing investors in Germany for international projects.  DE-INVEST has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  DE-INVEST has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On July 29, 2009 DEUMAK purchased for $100,000 in cash, 650,000 shares of common stock from Kings Road. The source of these funds was working capital of DEUMAK.  On December 12, 2009, DE-INVEST received 8,650,000 shares of common stock from Kings Road in exchange for $86,500 in debt arising from consulting services provided to Kings Road.

Item 4. Purpose of Transaction

The acquisition of securities described herein was for long-term investment purposes.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)
On December 12, 2009 Mr. Branko Lustig and Mrs. Monika Nosic resigned from the board of directors of Kings Road and were replaced by Mr. Sven Ebeling, Kings Road’s Head of Production and by Mr. Bekim Zemoski.

(e)	Not applicable

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Zemoski beneficially owns a total of 9,300,000 shares of Kings Road common stock, which is 29.70% of the outstanding common stock of Kings Road.

(b)	Mr. Zemoski has the sole power to vote and dispose of 9,300,000 shares of Kings Road common stock. This amount comprises of the 650,000 shares held by DEUMAK and 8,650,000 shares held by DE-INVEST.

(c)
On December 12, 2009, DE-INVEST received 8,650,000 share of common stock of Kings Road in exchange for $86,500 of debt arising from consulting services provided to Kings Road. The price per share was $0.01 which represented the closing price of the shares on the day of the transaction.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2010

/s/Bekim Zemoski

Name: Bekim Zemoski

/s/Bekim Zemoski

Name: Bekim Zemoski
Title: Managing Director, DE-INVEST DOOEL